UF 3-12-04

SO 3-22-04

04003835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44497

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH, D.C. 153 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRUSTMARK FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

248 EAST CAPITOL STREET SUITE 1000
(No. and Street)

JACKSON, MS 39201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS V HOWARD 601-208-2368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

188 EAST CAPITOL STREET SUITE 1100 JACKSON, MS 39201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS V HOWARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRUSTMARK FINANCIAL SERVICES, INC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELINDA W. FORTENBERRY NOTARY PUBLIC MISSISSIPPI EXPIRES MAY 31, 2006 HINDS COUNTY

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [N/A] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [N/A] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [N/A] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

TRUSTMARK FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Trustmark National Bank)

Financial Statements and Schedules

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Independent Auditors' Report

The Board of Directors of
Trustmark Financial Services, Inc.:

We have audited the accompanying balance sheets of Trustmark Financial Services, Inc. (TFSI) (a wholly owned subsidiary of Trustmark National Bank) as of December 31, 2003 and 2002, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of TFSI's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFSI as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

KPMG LLP

February 6, 2004

TRUSTMARK FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Balance Sheets

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash	$	310,512	516,445
Short-term money market funds		2,929,724	2,416,605
Total cash and cash equivalents		3,240,236	2,933,050
Other assets		35,851	12,432
Total assets	$	3,276,087	2,945,482
Liabilities			
Due to shareholder	$	256,407	292,254
Accrued expenses and other liabilities		158,418	82,778
Total liabilities		414,825	375,032
Shareholder's Equity			
Common stock, $250 stated par value; 1,000 shares authorized, issued and outstanding		250,000	250,000
Retained earnings		2,611,262	2,320,450
Total shareholder's equity		2,861,262	2,570,450
Total liabilities and shareholder's equity	$	3,276,087	2,945,482

See accompanying notes to financial statements.

TRUSTMARK FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Income Statements

Years ended December 31, 2003 and 2002

		2003	2002
Income:			
Commissions	$	4,459,271	4,530,610
Investment advisory fees		—	1,768,295
Interest income		49,554	92,022
Other customer fees		2,175	2,427
Total income		4,511,000	6,393,354
Expenses:			
Salaries and employee benefits		2,772,336	2,994,462
Clearing, execution and market information		500,075	597,701
Occupancy and equipment		158,429	164,568
Administrative and other		599,348	537,503
Total expenses		4,030,188	4,294,234
Income before income taxes		480,812	2,099,120
Income tax expense		190,000	773,000
Net income	$	290,812	1,326,120

See accompanying notes to financial statements.

TRUSTMARK FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Statements of Changes in Shareholder's Equity

Years ended December 31, 2003 and 2002

	Common stock			Retained	
	Shares		Amount	earnings	Total
Balance at January 1, 2002	1,000	$	250,000	4,994,330	5,244,330
Net income	—		—	1,326,120	1,326,120
Dividends paid	—		—	(4,000,000)	(4,000,000)
Balance at December 31, 2002	1,000		250,000	2,320,450	2,570,450
Net income	—		—	290,812	290,812
Balance at December 31, 2003	1,000	$	250,000	2,611,262	2,861,262

See accompanying notes to financial statements.

TRUSTMARK FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Trustmark National Bank)

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Operating activities:			
Net income	$	290,812	1,326,120
Adjustment to reconcile net income to net cash provided by operating activities:			
Net decrease in due to shareholder		(35,847)	(28,690)
Net increase (decrease) in accrued expenses and other liabilities		75,640	(432,067)
Net (increase) decrease in other assets		(23,419)	359,292
Net cash provided by operating activities		307,186	1,224,655
Financing activities:			
Dividends paid		—	(4,000,000)
Net cash used by financing activities		—	(4,000,000)
Increase (decrease) in cash and cash equivalents		307,186	(2,775,345)
Cash and cash equivalents at beginning of year		2,933,050	5,708,395
Cash and cash equivalents at end of year	$	3,240,236	2,933,050

See accompanying notes to financial statements.

(1) Organization

Trustmark Financial Services, Inc. (TFSI) is a wholly owned subsidiary of Trustmark National Bank (TNB), which is a wholly owned subsidiary of Trustmark Corporation (Trustmark). TFSI is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. Its operations consist of coordinating securities transactions for its customers through a single clearinghouse, Pershing LLC. Pershing clears securities transactions for TFSI's customers and carries the accounts of such customers for those transactions on a fully disclosed basis. TFSI's customer base consists primarily of TNB's customers from the Mississippi, Tennessee and Florida communities in which TNB conducts business. TFSI does not engage in any underwriting activities. TFSI is exempt from the requirements of the Securities and Exchange Commission (SEC) Rule 15c3-3.

TFSI is a registered investment adviser under the Investment Advisers Act of 1940. During 2002, TFSI performed advisory functions for the Performance Funds Trust and earned fees of $1,768,295 for such services. However, during June of 2002, TNB formed a wholly owned subsidiary, Trustmark Investment Advisors, Inc., which assumed the duties of investment advisor to the Performance Funds Trust. Although TFSI maintained its registered investment advisor status throughout 2003, no fees were earned for investment advisor services.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Securities transactions and related revenues and expenses, including commissions, are recorded by TFSI on a settlement date basis which does not differ significantly from that which would be recognized on a trade date basis.

(b) Income Taxes

TFSI does not file a separate income tax return; rather, its income is included in the consolidated return of Trustmark. Under an intercompany tax sharing agreement, TFSI pays Trustmark for its pro rata share of the consolidated current tax liability or receives its pro rata share of refunds for any current tax benefit. There were no material temporary differences at December 31, 2003 and 2002. Payments to taxing authorities are made by Trustmark.

(c) Subordinated Liabilities

A statement of changes in liabilities subordinated to claims of creditors is not included in the accompanying financial statements because TFSI had no liabilities subordinated to claims of creditors as of December 31, 2003 or 2002, or at any point during the years then ended.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(3) Statements of Cash Flows

For the purpose of reporting cash flows, cash and cash equivalents include cash and short-term money market funds.

During 2003 and 2002, TFSI paid to Trustmark $188,000 and $767,000, respectively, for income taxes pursuant to a tax sharing agreement between TFSI and Trustmark. During 2003 and 2002, TFSI paid no interest.

(4) Fair Values of Financial Instruments

At December 31, 2003 and 2002, the carrying values of TFSI's assets and liabilities approximate their fair values.

(5) Cash

Under its clearing agreement with Pershing, TFSI is required to maintain a $100,000 "clearing deposit" on which interest is earned at the rate of 1% below the Pershing Base Lending Rate.

(6) Income Taxes

The current and deferred components of income tax expense for the year ended December 31, 2003 and 2002 follow:

	2003	2002
Current:		
Federal	$ 165,000	$ 672,000
State	25,000	101,000
	190,000	773,000
Deferred:		
Federal	—	—
State	—	—
	—	—
Income tax provision	$ 190,000	$ 773,000

The differences between the income tax expense shown on the statements of operations and the amounts computed by applying the Federal income tax rate of 35% in 2003 and 2002 to income before income taxes follow:

	2003	2002
Expected income tax expense	$ 168,284	734,692
State income taxes, net	16,250	65,650
Nondeductible expenses	1,809	1,695
Other	3,657	(29,037)
Income tax provision	$ 190,000	773,000

(7) Related Party Transactions

Cash includes amounts held in an interest-bearing deposit account at TNB of $148,672 and $333,122 at December 31, 2003 and 2002, respectively.

TNB pays all direct costs for TFSI and charges TFSI for those expenses. At December 31, 2003 and 2002, TFSI owed TNB $256,407 and $292,254, respectively, for such operating costs.

An indirect expense allocation is charged to TFSI by TNB for expenses such as unemployment taxes, telephone, professional fees, and insurance. Those expenses were $229,200 for both 2003 and 2002. In addition, TNB charges TFSI for office space on a month-to-month basis which amounted to $92,400 for 2003 and 2002.

Full-time employees of TFSI participate in TNB's employee benefit plans, which include a noncontributory pension plan, a 401(k) plan and a self-insured medical benefit plan. During 2003 and 2002, TFSI incurred expenses of $15,600 for each year related to the noncontributory pension plan. Also, during 2003 and 2002, expenses of $94,800 for each year were incurred related to the 401(k) plan. TFSI incurred expenses of $56,452 and $61,879 in 2003 and 2002, respectively, related to the medical benefit plan.

(8) Net Capital Requirements

TFSI is subject to the SEC's Uniform Net Capital requirements (Rule 15c3-1), which require the maintenance of minimum net capital. TFSI uses the basic net capital method, which requires that TFSI maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. This rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, cannot exceed 15 to 1. At December 31, 2003, TFSI had net capital, calculated pursuant to this rule, of $2,802,668, which was $2,552,668 in excess of required net capital.

(9) Commitments and Contingencies

TFSI is subject to claims and other legal proceedings in the normal course of business. These proceedings include alleged compensatory and punitive damages. Although it is not possible to determine, with any certainty, the potential exposure related to punitive damages, in the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings will not have a material effect on TFSI's financial statements.

(10) Subsequent Events

Effective January 1, 2004, TFSI's name was changed to Trustmark Securities, Inc.

Schedule 1

TRUSTMARK FINANCIAL SERVICES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

Computation of net capital		
Total shareholders' equity qualified for net capital	$	2,861,262
Deduct:		
Non-allowable assets		—
Haircuts on short-term money market mutual fund at 2%		58,594
Net capital	$	2,802,668
Aggregate indebtedness		
Due to shareholder	$	256,407
Accrued expenses and other liabilities		158,418
Total aggregate indebtedness	$	414,825
Computation of basic net capital requirement		
Net capital	$	2,802,668
Less minimum net capital required		250,000
Excess net capital	$	2,552,668
Percentage of aggregate indebtedness to net capital		14.80%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2003, as filed by TFSI in January 2004.

See accompaning independent auditors' report.

TRUSTMARK FINANCIAL SERVICES

Computation of Determination of the Reserve
Requirement Under Exhibit A of
Rule 15c3-3

December 31, 2003

TSFI is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 because TSFI, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as were customarily made and kept by a clearing broker or dealer.

See accompanying independent auditors' report.

TRUSTMARK FINANCIAL SERVICES, INC.

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2003

	Market value	Number of items
Information for possession or control requirements:		
Customers' fully-paid and excess-margin securities not in TFSI's possession or control as of December 31, 2003, for which instructions to reduce to possession or control had been issued as of December 31, 2003, for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully-paid and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3; subsequently reduced to possession or control by TSFI.	None	None

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

The Board of Directors
Trustmark Financial Services, Inc.:

In planning and performing our audit of the financial statements of Trustmark Financial Services, Inc. (TFSI) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(c). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making quarterly securities examinations, counts, verifications, and comparisons; (ii) recordation of differences required by rule 17a-13; and (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of TFSI is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable assurance, but not absolute assurance, that assets for which TFSI has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or

KPMG

The Board of Directors
Trustmark Financial Services, Inc.
Page Two

operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that TSFI practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

KPMG LLP

February 6, 2004